News Release

Number 7, 2003

Resin Systems Expects Rapid Sale Of Initial Run Of New NVS Hockey Shafts

Edmonton, Alberta, March 18, 2003: Resin Systems Inc. (“RSI”) (RS – TSX Venture Exchange) today announced the initial marketing launch of its innovative new composite material hockey shafts through its wholly owned subsidiary, NVS Hockey (“NVSH”). Months of product and market research, design theory, product development, laboratory and field-testing, has culminated in a series of hockey shafts that NVSH firmly believes are vastly superior to recognized competitors. Initially, four models are being unveiled to the marketplace.

According to NVSH Technology Development Director and Vice President of Resin Systems Inc., David Slaback, “Our first run of five thousand shafts will be completed by the end of March. We have orders in hand for approximately one thousand shafts. Based on other agreements, which are nearing completion, we expect the entire run will be sold in a matter of weeks to organizations based solely in Western Canada. Should our program ignite sales in lock-step with our expectations, we have the capability to produce upwards of fifteen thousand shafts a month.”

NVSH is focusing its direct sales efforts to the Hockey industry and to hockey players of all ages and talent levels. In addition, NVSH will be direct selling from its web site, www.nvshockey.com. The site will be fully interactive with on-line ordering by the end of March. The site will also contain technical specifications and test results.

NVSH shafts combine patented innovative resin technology with a “seamless engineering fiber placement technology” to produce what NVSH believes is the most superior composite technology utilized in the Hockey Industry today. The NVSH shafts have greatly improved cut resistance, impact resistance, and engineered whip (kick points) at comparable weights and flexion of Industry leaders. Of technical importance, all shafts are designed with flexion (stiffness) quotients to fit all skill and age levels, both male and female, truly making the NVSH shafts synonymous with its motto: “YOUR STICK, YOUR GAME!”

The finished NVSH shafts underwent two, thirty day laboratory testing regimes. The second set of tests were the result of refinement and modifications to improve the shaft’s  “feel” in the hands and with gloves on

As one example of the testing process, a forty-eight pound “Modified Charpy Impact Resistance Tests” of the NVSH Carbon shaft saw “indentation as a percentage of stick thickness” of 2.17% as compared to its well-known competitors at 6.32% to 9.56%. As such, NVSH shafts are between 200% and 450% more impact resistant than major competitor brands.

Of note is the fact that the NVSH shafts are designed with only TWO layers of laminates, while the leading competitive brands are comprised of up to ELEVEN layers of laminates. This means the NVSH shaft sees significantly less damage in spite of the fact that the wall thickness is up to five times thinner.

Over the next sixty days, NVSH will be providing ongoing information on its sales and marketing efforts, including expected new contracts as well as additional field tests that will be conducted with amateur and professional hockey players.

For more information please contact:

Ralph Ulm Bryan Fraser New Version Sport Inc. Ph: (780) 482-2143 Fax: (780) 452-8755 Email: bfraser@nvssport.com	Grant Howard The Howard Group Inc. Ph: (403) 221-0915 Fax: (403) 237-8387 Email: howardg@howardgroupinc.com www.howardgroupinc.com

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responsibility for the adequacy or accuracy of this release.